UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

SOUFUN HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Ryerson Symons, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing four Class A Ordinary Shares.  No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 3,822,630

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,822,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,822,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 3,822,630

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,822,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,822,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-B Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,198,324

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,198,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,198,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,198,324

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,198,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,198,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,198,324

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,198,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,198,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,198,324

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,198,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,198,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,020,954

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,020,954

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,020,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,232,650

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,232,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,232,650

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,232,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,232,650

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,232,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,430,974

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,430,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,430,974

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,430,974

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,430,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,430,974

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,020,954

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,020,954

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,020,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,020,954

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,020,954

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,020,954

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Partners Europe Managers Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 15,253,604

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,253,604

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,253,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the acquisition by Hunt 7-A Guernsey L.P. Inc (“Apax 7-A”), Hunt 7-B Guernsey L.P. Inc (“Apax 7-B”) and Hunt 6-A Guernsey L.P. Inc (“Apax 6-A” and collectively the “Investors”) of 3,846,216, 7,242,737 and 4,258,767 Class A Ordinary Shares, respectively, HK$1.00 par value per share (the “Class A Ordinary Shares”) of SouFun Holdings Limited, a Cayman Islands exempted company with limited liability (the “Issuer”), pursuant to that certain Share Purchase Agreement (the “Purchase Agreement”) by and among the Investors, Telstra International Holdings Limited (“Telstra”) and certain other parties thereto, dated as of August 13, 2010, and as described in the Issuer’s registration statement filed on Form F-1 on September 2, 2010 and any amendments thereto (the “Prospectus”), under the section entitled “Certain Relationships and Related Party Transactions—Telstra Private Placement” (the “Private Placement”).

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing four Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “SFUN.”  The Investors own only Class A Ordinary Shares and do not own any ADSs.

The principal executive offices of the Issuer are located at 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044 China.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of (i) the Investors, (ii) Hunt 7-A GP Limited and Hunt 6-A GP Limited (collectively, the “Hunt GPs”), (iii) Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. (collectively, the “Apax Europe VI Funds”), (iv) Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (collectively, the “Apax Europe VII Funds”), (v) Apax Europe VI GP L.P. Inc. and Apax Europe VI GP Co. Limited (collectively, the “Apax Europe VI Funds GPs”), (vi) Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited (collectively, the “Apax Europe VII Funds GPs”) and Apax Partners Europe Managers Ltd (collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Each of Apax 7-A, Apax 7-B and Apax 6-A is a Guernsey limited partnership and as of the date hereof, owns 3,822,630, 7,198,324 and 4,232,650 Class A Ordinary Shares, respectively.  Hunt 7-A GP Limited, a Guernsey company, is the general partner of each of Apax 7-A and Apax 7-B and controls the management of each such Investor by virtue of its limited partnership agreement.  Hunt 6-A GP Limited, a Guernsey company, is the general partner of Apax 6-A and controls the management of Apax 6-A by virtue of its limited partnership agreement.  The principal office address of the Investors and the Hunt GPs is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.  Apax WW Nominees Ltd, an English company, is the sole limited partner of each of the Investors and holds, directly or indirectly, 100% of the interests in each of the Hunt GPs as nominee for the Apax Europe VI Funds and the Apax Europe VII Funds, each an English limited partnership.

Apax Europe VII GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of the Apax Europe VII Funds.  Apax Europe VII GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VII GP L.P. Inc.  Apax Europe VI GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of the Apax Europe VI Funds.  Apax Europe VI GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VI GP L.P. Inc.  The nature of each of the Apax Europe VII Funds and the Apax Europe VI Funds is to achieve long-term capital growth through the provision of risk capital.  The registered office address of the Apax Europe VII Funds, the Apax Europe VI Funds, the Apax Europe VII Funds GPs and the Apax Europe VI Funds GPs is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.

Apax Partners Europe Managers Ltd, an English company, holds 100% of the interests in Apax WW Nominees Ltd.  Apax Partners Europe Managers Ltd has also been appointed by Apax Europe VII GP L.P. Inc. and Apax Europe VI GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe VII Funds and the Apax Europe VI Funds, respectively.  Apax Partners Europe Managers Ltd and each of the Apax Europe VII Funds GPs and the Apax Europe VI Funds GPs are responsible for the investments and general administration of the Apax Europe VII Funds and Apax Europe VI Funds, respectively.  The principal office address of Apax Partners Europe Managers Ltd is 33 Jermyn Street, London, SW1Y 6DN.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons and certain other persons listed in this Item 2 is set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including those listed in Schedule A) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in the cover pages of this 13D and in Item 1 of this Schedule 13D is incorporated by reference in this Item 3.

Pursuant to the Purchase Agreement, Telstra agreed to sell to the Investors an aggregate of 15,347,720 Class A Ordinary Shares in a private sale at the initial public offering price (the “IPO Price”), subject to certain conditions, pursuant to an exemption from registration under the Securities Act of 1933.  The closing of the Private Placement occurred simultaneously with the initial public offering of the Class A Ordinary Shares (the “IPO”) on September 22, 2010.

The funds used to purchase the Class A Ordinary Shares were obtained from contributions of the limited partners of the Investors.  The aggregate amount of funds used to purchase the Class A Ordinary Shares was US$163,069,525.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 1 and 3 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Class A Ordinary Shares for investment purposes, and in furtherance thereof, have appointed Thomas Nicholas Hall, as the Investors’ designee, to the Issuer’s board of directors pursuant to the Investor’s Rights Agreement (as defined below).  Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Class A Ordinary Shares.  While the Reporting Persons acquired the Class A Ordinary Shares for investment purposes, the Reporting Persons intend to continuously review their investment and may engage from time to time in certain actions, including, without limitation, increasing or decreasing (through sales in the open market, public offerings, privately negotiated transactions, or in other transactions, including derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Ordinary Shares and the ADSs) their investment in the Issuer, including the acquisition or disposition of the Class A Ordinary Shares or ADSs.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D and Item 1, 2, 3 and 4 is incorporated herein by reference.

(a) and (b).

Apax 7-A may be deemed to beneficially own 3,822,630 shares of Class A Ordinary shares, which amount constitutes 7.8% of the outstanding Class A Ordinary Shares, based on 49,007,482 Class A Ordinary Shares outstanding immediately following the IPO.  Apax Europe VII-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Apax 7-B may be deemed to beneficially own 7,198,324 shares of Class A Ordinary shares, which amount constitutes 14.7% of the outstanding Class A Ordinary Shares, based on 49,007,482 Class A Ordinary Shares outstanding immediately following the IPO.  Each of Apax Europe VII-1, L.P., Apax Europe VII-B, L.P. and Apax Europe VI-1, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Hunt 7-A GP Limited, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,020,954 Class A Ordinary Shares with Apax 7-A and Apax 7-B, which amount constitutes 22.5% of the outstanding Class A Ordinary Shares, based on 49,007,482 Class A Ordinary Shares outstanding immediately following the IPO.

Apax 6-A may be deemed to beneficially own 4,232,650 shares of Class A Ordinary shares, which amount constitutes 8.6% of the outstanding Class A Ordinary Shares, based on 49,007,482 Class A Ordinary Shares outstanding immediately following the IPO.  Each of Hunt 6-A GP Limited and Apax Europe VI-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Each of the Apax Europe VII Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,020,954 Class A Ordinary Shares with the Apax Europe VII Funds, which amount constitutes 22.5% of the outstanding Class A Ordinary Shares, based on 49,007,482 Class A Ordinary Shares outstanding immediately following the IPO.

Each of the Apax Europe VI Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,430,974 Class A Ordinary Shares with the Apax Europe VI Funds, which amount constitutes 23.3% of the outstanding Class A Ordinary Shares, based on 49,007,482 Class A Ordinary Shares outstanding immediately following the IPO.

Apax Partners Europe Managers Ltd, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 15,253,604 Class A Ordinary Shares with each of the Apax Europe VI Funds and the Apax Europe VI Funds, which amount constitutes 31.1% of the outstanding Class A Ordinary Shares, based on 49,007,482 Class A Ordinary Shares outstanding immediately following the IPO.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Apax 7-A, Apax 7-B or Apax 6-A that it is the beneficial owner of any of the shares of Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c).

On September 22, 2010, Hunt 7-A, Hunt 7-B and Hunt 6-A disposed of 23,586, 44,413 and 26,117 Class A Ordinary Shares, respectively, with relevant consents in a privately negotiated offshore transaction pursuant to an exemption under the Securities Act, at a price per share equal to the IPO Price, for a total aggregate price of US$1,000,000.  Immediately after the transfer of these Class A Ordinary Shares, Hunt 7-A, Hunt 7-B and Hunt 6-A held 3,822,630, 7,198,324 and 4,232,650 Class A Ordinary Shares, respectively.  Other than these transactions and the other transactions described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the Class A Ordinary Shares have been effected during the past 60 days by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof.

(d).

To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares.

(e).

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 1, 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Investor’s Rights Agreement

In connection with the Private Placement, the Investors entered into an investor’s rights agreement with the Issuer and certain other parties thereto, dated August 13, 2010 (the “Investor’s Rights Agreement”), which is filed hereto as Exhibit 2 and is incorporated herein by reference.  Pursuant to the Investor’s Rights Agreement, subject to certain exceptions, the Investors have agreed not to dispose of any Class A Ordinary Shares purchased in the Private Placement for 180 days following the consummation of the IPO and have agreed not to transfer more than 5.0% of the Issuer’s share capital to certain competitors of the Issuer without the prior written consent of the Issuer’s board of directors.  In addition, the Investors have a right of first offer if one of the other parties to the Investor’s Rights Agreement proposes to sell more than 10.0% of the Issuer’s share capital in a single private transaction or a series of related transactions.  Furthermore, the Investors have tag-along rights if one of the other parties to the Investor’s Rights Agreement wishes to sell any of the Issuer’s share capital in a single private transaction or a series of related transactions.  Moreover, in the event that the Issuer proposes to issue any additional securities in the form of capital stock or convertible debt for the primary purpose of raising equity capital, the Issuer will offer the Investors the right to purchase its pro rata share of such additional securities on the same terms as the additional securities are to be issued, at least 15 business days prior to the consummation of such transaction.  In the event the Issuer receives a formal acquisition proposal, it must notify the Investors of such proposal and the Investors will have 15 business days to submit an alternative proposal.

Pursuant the Investor’s Rights Agreement, immediately after the IPO, the Issuer created a vacancy on its board of directors and appointed Thomas Nicholas Hall, as the Investors’ designee, to fill the vacancy.  In addition, for so long as the Investors and their affiliates own at least 10.0% of the outstanding Class A Ordinary Shares, the Investors will collectively be permitted to designate one nominee to the Issuer’s board of directors at each shareholder meeting, and the Issuer will cause such nominee to be elected.  In addition, pursuant to the Investor’s Rights Agreement, a designee of either the Investors or such other party as described therein, will also serve on the Issuer’s audit committee, compensation committee and nomination and corporate governance committee or, if it is unable to meet all requirements under applicable laws, rules and regulations, be permitted to participate as a non-voting observer.

References to the Investor’s Rights Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Investor’s Rights Agreement, which is filed hereto as Exhibit 2 and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, the Investors entered into a registrations rights agreement with the Issuer and certain other parties thereto, dated August 13, 2010 (the “Registration Rights Agreement”), which is filed hereto as Exhibit 3 and is incorporated herein by reference.  Pursuant to the Registration Rights Agreement, beginning 180 days after the consummation of the IPO, each of the Investors will have demand registration rights pursuant to which the Issuer will be required to effect the registration of all or a portion of the Investor’s Class A Ordinary Shares, provided that the aggregate price of the registrable securities to be sold to the public is equal to or greater than US$20.0 million and subject to such other terms and conditions as specified in the Registration Rights Agreement.  The Investors collectively will be entitled to a total of two demand registrations (registrations to be effected under a registration statement on Form F-3 are not counted as demand registrations).  The Issuer will not be required to effect a demand registration within any six-month period following the effective date of any registration statement pertaining to Class A Ordinary Shares or ADSs (other than certain registration statements on Form F-4 or with respect to any employee benefit plan).  The Issuer has the right to preempt any demand registration with a primary registration, in which case the Investors will have incidental registration rights.  Once the Issuer is eligible to use Form F-3, the Investors will have the right to require the Issuer to register its Class A Ordinary Shares on a Form F-3, subject to certain limitations, including if the aggregate proceeds expected to be received from the sale of securities requested to be included in the Form F-3 is less than US$5.0 million or if the Issuer has effected two registrations on Form F-3 within the last 12 months pursuant to a request by the Investors or certain other parties named in the Registration Rights Agreement.  Furthermore, pursuant to the Registration Rights Agreement, the Investors have the right to request that their Class A Ordinary Shares be included in any registration of the Issuer’s Class A Ordinary Shares, other than registrations on Form F-4 or S-8 or in compensation or acquisition-related registrations.  In addition, the underwriters may, for marketing reasons, cut back all or part of the shares the Investors have requested to be registered in any incidental registration and the Issuer has the right to terminate any registration it initiated prior to its effectiveness regardless of any request for inclusion by the Investors.

References to the Registration Rights Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 3 and is incorporated herein by reference.

Call Option Agreement

The Investors entered into a call option agreement, dated August 13, 2010 (the “Call Option Agreement”), by and among the Investors and Next Decade Investments Limited, a British Virgin Islands company (the “Optionee”), which is filed hereto as Exhibit 4 and is incorporated herein by reference.  Pursuant to the Call Option Agreement, the Investors granted the Optionee the right and option to purchase 987,656 Class A Ordinary Shares.  The option will expire on the second anniversary of the closing of the Private Placement and may only be exercised in full, but not in part.  The exercise price for the option is the IPO price plus 5.0% per annum of the IPO price, subject to certain conditions and adjustments as described therein.

References to the Call Option Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Call Option Agreement, which is filed hereto as Exhibit 4, which is incorporated herein by reference.

Lock-Up Agreement

The Investors entered into a lock-up agreement, dated August 31, 2010 (the “Lock-Up Agreement”), by and among the Investors, and Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. as representatives of several underwriters for the Issuer, which is filed hereto as Exhibit 5 and is incorporated herein by reference.  Pursuant to the Lock-Up Agreement, subject to certain exceptions, the Investors have agreed not to dispose of any Class A Ordinary Shares purchased in the Private Placement for 180 days following the consummation of the IPO.

References to the Lock-Up Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Lock-Up Agreement, which is filed hereto as Exhibit 5, which is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, the Reporting Persons and the entities and individuals named in response to Item 2 hereof have no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit 1                 Joint Filing Agreement among the Reporting Persons, dated September 30, 2010.

Exhibit 2                 Investor’s Rights Agreement among the Issuer, the Investors and certain other parties thereto, dated August 13, 2010 (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1, filed with the Commission on September 2, 2010 (File No. 333-169170))

Exhibit 3                 Registration Rights Agreement among the Issuer, the Investors and certain other parties thereto, dated August 13, 2010 (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-1, filed with the Commission on September 2, 2010 (File No. 333-169170))

Exhibit 4                 Call Option Agreement among the Investors and certain other party thereto, dated August 13, 2010

Exhibit 5                 Lock-Up Agreement among the Issuer, the Investors and certain other parties thereto, dated August 31, 2010

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 1, 2010

HUNT 7-A GUERNSEY L.P. INC

By:  Hunt 7-A GP Limited, its general partner

By:	/s/ David Critchlow
Name:	David Critchlow
Title:	Director

HUNT 7-B GUERNSEY L.P. INC

By: Hunt 7-A GP Limited, its general partner

By:	/s/ David Critchlow
Name:	David Critchlow
Title:	Director

HUNT 7-A GP LIMITED

By:	/s/ David Critchlow
Name:	David Critchlow
Title:	Director

HUNT 6-A GUERNSEY L.P. INC

By: Hunt 6-A GP Limited, its general partner

By:	/s/ David Critchlow
Name:	David Critchlow
Title:	Director

HUNT 6-A GP LIMITED

By:	/s/ David Critchlow
Name:	David Critchlow
Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-A, L.P.

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-1, L.P.

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-A, L.P.

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-B, L.P.

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-1, L.P.

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

APAX EUROPE VI GP L.P. INC.

By: Apax Europe VI GP Co. Limited, its general partner

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

APAX EUROPE VII GP L.P. INC.

By: Apax Europe VII GP Co. Limited, its general partner

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Denise Fallaize
Name:	Denise Fallaize
Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Jeremy Arnold (Jersey citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Denise Fallaize (Guernsey citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Andrew Guille (Guernsey citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

David Staples (Guernsey citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Stephen Tilton (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Company Secretary of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Martin Halusa (Austrian citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Ian Jones (British citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Stephen Grabiner (British citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

David Critchlow (Guernsey citizen)	Director of Hunt 6-A GP Limited Director of Hunt 7-A GP Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ